3-31-02

02027440

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 MARCH 2002 TO 31 MARCH 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F _______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-_______________.

Company Imperial Chemical Industries PLC
TIDM ICI
Headline Director Shareholding
Released 09:06 14 Mar 2002
RNS Number 9586S

IMPERIAL CHEMICAL INDUSTRIES PLC
NOTIFICATION OF INTERESTS OF DIRECTORS

I. In accordance with section 325(3) of the Companies Act 1985 (the "Act"), Imperial Chemical Industries PLC ("ICI" or the "Company") has today entered into its register of directors' interests that, following the rights issue announced by the Company on 4 February 2002 and in accordance with the terms and conditions of that rights issue, the number of share options (including Stock Appreciation Rights), and the exercise price at which such options were exercisable, which were previously awarded to the Directors under the following schemes:

- the 1984 United Kingdom Senior Staff Share Option Scheme of ICI PLC and the ICI Senior Staff Share Option Scheme 1994 (together, the "Senior Staff Share Option Schemes");
- the Senior Staff Share Appreciation Rights Plan of ICI American Holdings Inc. (the "1994 SAR Scheme") denominated in ICI ADRs; and
- the 1994 UK Sharesave Scheme of ICI PLC ("1994 Sharesave Scheme"),

have today been adjusted in accordance with the rules of the relevant plans. As a result, each of the Directors named below, prior to the grant of new options referred to in section II below, have an option over the number of ordinary shares of £1.00 each or ADRs in the Company ("ICI Shares") at the post-adjustment exercise prices detailed in the tables below:

(i) Senior Staff Share Option Schemes

		Senior Staff Share Option Schemes			
	Date of grant	*Number of shares under option pre-adjustment*	*Exercise price pre-adjustment*	*Number of shares under option post-adjustment*	*Exercise price post-adjustment*
Brendan O'Neill	18/05/98	102554	£12.14	123474	£10.077
	29/04/99	251141	£6.57	302373	£5.454
	21/02/00	225048	£5.11	270957	£4.242
	05/03/01	267649	£5.17	322249	£4.292
Paul Drechsler	22/03/93	37836	£6.07	45554	£5.039
	24/06/93	11300	£6.66	13605	£5.528
	09/05/95	4700	£7.49	5658	£6.217
	07/05/96	5400	£8.98	6501	£7.454
	04/08/97	9900	£10.20	11919	£8.466

	18/05/98	18534	£12.14	22314	£10.077
	29/04/99	83713	£6.57	100790	£5.454
	21/02/00	69960	£5.11	84231	£4.242
	05/03/01	106624	£5.17	128375	£4.292
John McAdam	04/08/97	16700	£10.20	20106	£8.466
	18/05/98	20387	£12.14	24545	£10.077
	29/04/99	89802	£6.57	108121	£5.454
	21/02/00	75097	£5.11	90416	£4.242
	05/03/01	115087	£5.17	138564	£4.292
Timothy Scott	04/08/97	10100	£10.20	12160	£8.466
	18/05/98	8192	£12.14	9863	£10.077
	29/04/99	21023	£6.57	25311	£5.454
	21/02/00	38527	£5.11	46386	£4.242
	05/03/01	96711	£5.17	116440	£4.292

(ii) 1994 SAR Scheme (Denominated in ICI ADRs: Each ADR representing 4 ICI Ordinary Shares of £1 each)

		1994 SAR Scheme (Denominated in ICI ADRs)			
	Date of grant	*Number of ADRs under option pre-adjustment*	*Exercise price pre-adjustment*	*Number of ADRs under option post-adjustment*	*Exercise price post-adjustment*
William Powell	08/04/97	8120	USD65.50	9776	USD54.365
	18/05/98	6496	USD78.90	7821	USD65.487
	08/03/99	19182	USD34.70	23095	USD28.801
	28/05/99	20496	USD43.91	24677	USD36.446
	21/02/00	40012	USD32.49	48174	USD26.967
	05/03/01	56648	USD30.12	68204	USD25.000

(iii) 1994 Sharesave Scheme

		1994 Sharesave Scheme			
	Date of grant	*Number of shares under option pre-adjustment*	*Exercise price pre-adjustment*	*Number of shares under option post-adjustment*	*Exercise price post-adjustment*
Brendan O'Neill	12/12/01	5807	£2.85	6991	£2.366
Paul Drechsler	08/12/00	774	£3.66	931	£3.038
	12/12/01	4645	£2.85	5592	£2.366
John McAdam	08/12/00	442	£3.66	532	£3.038
	12/12/01	5249	£2.85	6319	£2.366
Timothy Scott	02/10/98	2004	£4.75	2412	£3.943
	26/11/99	1136	£4.93	1367	£4.092
	08/12/00	442	£3.66	532	£3.038

The adjustments to the options detailed in tables (i) – (iii) above were made for nil consideration in line with the terms and conditions of the Rights Issue.

II. In accordance with section 325(3) of the Act, ICI has today entered into its register of directors' interests that, pursuant to the grant of share options for the current year under the Senior Staff Share Option Schemes, each of the Directors named below was, on 13 March 2002, granted options and awards over the number of ICI Shares, at the exercise price set out in the tables below:

(i) Senior Staff Share Option Schemes

	Senior Staff Share Option Schemes		
	Exercise price	*Number of Options*	*Total number of Options following notification*
Brendan O'Neill	£2.84	324823	1350867
Paul Drechsler	£2.84	138644	564114
John McAdam	£2.84	149647	538250
Timothy Scott	£2.84	143045	357516

(ii) 1994 SAR Scheme (Denominated in ICI ADRs, each ADR representing ICI 4 Ordinary Shares of £1 each)

	1994 SAR Scheme (Denominated in ICI ADRs)		
	Exercise price	*Number of Options*	*Total Number of Options following notification*
William Powell	USD16.18	84363	266110

These share options and awards, which were granted for nil consideration, will be exercisable between 13 March 2005 (subject to the fulfilment of a performance condition) and 13 March 2012.

END

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RNS Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Change in Registered Office
Released	12:49 14 Mar 2002
RNS Number	9798S

IMPERIAL CHEMICAL INDUSTRIES PLC

With effect from 15 March 2002, Imperial Chemical Industries PLC will change its Registered Office to:

20 Manchester Square

London

W1U 3AN

Telephone: +44 (0)20 7009 5000

Fax: +44 (0)20 7009 5001

-END-

END

RNS Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Rights Issue Results
Released	07:01 21 Mar 2002
RNS Number	3352T

IMPERIAL CHEMICAL INDUSTRIES PLC

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA.

90.85 per cent acceptance of rights issue

The Company announces that by 9.30 a.m. on 20 March 2002, the latest time and date for acceptance and payment in full for new ICI Shares under the terms of the Rights Issue announced on 4 February 2002, valid acceptances were received in respect of 420,823,979 new ICI Shares, representing approximately 90.85 per cent. of the new ICI Shares offered by way of rights at 180 pence per share. Therefore, the Underwriters will be seeking subscribers for the remaining 42,367,823 new ICI Shares.

This press announcement does not constitute an offer of securities for sale.

For further information contact:

James Renwick (UBS Warburg) +44 (0)20 7567 8000

Phil Raper (Goldman Sachs International) +44 (0)20 7774 1000

Stephen Robinson (Merrill Lynch International) +44 (0)20 7996 1000

END

Company website

RNS Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Rights Issue Update
Released	12:50 21 Mar 2002
RNS Number	3620T

IMPERIAL CHEMICAL INDUSTRIES PLC

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA.

successful placement of rights issue rump - 3.1 times subscribed

Following the announcement earlier today that under the terms of the Rights Issue announced on 4 February 2002, valid acceptances had been received in respect of 420,823,979 new ICI Shares, the Company now announces that subscribers have today been procured for the 42,367,823 new ICI Shares for which valid acceptances were not received, at a price of 316 pence per share. Interest in these shares was 3.1 times subscribed.

The net proceeds, after deduction of the Rights Issue Price of 180 pence and the expenses of procuring subscribers, will be paid pro rata to the persons whose rights have lapsed in accordance with the terms of the offer.

Accordingly, sub-underwriters will not be required to subscribe for any new ICI Shares.

Lord Trotman, Chairman of ICI, commented:

"I am very pleased with the support for and success of the Rights Issue. The proceeds from the Rights Issue have strengthened ICI's balance sheet and the credit rating agencies confirmed the stable BBB/Baa2 ratings in February. ICI now has a stronger platform to achieve future growth from its portfolio of high quality businesses."

This press announcement does not constitute an offer of securities for sale.

For further information contact:

James Renwick (UBS Warburg) +44 (0)20 7567 8000

Phil Raper (Goldman Sachs International) +44 (0)20 7774 1000

Stephen Robinson (Merrill Lynch International) +44 (0)20 7996 1000

END

RNS Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	17:28 25 Mar 2002
RNS Number	5605T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES INC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE AND ITS AFFILIATES INCLUDING FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited - 7,347,499 ORDS

Bank of New York Europe Limited - 21,330 ORDS

Bank of New York (BONY) - 568,915 ORDS

Merrill Lynch - 1,461,430 ORDS

Northern Trust Co - 1,660,381 ORDS

Bankers Trust Company - 834,735 ORDS

State Street Nominees Ltd - 5,159,660 ORDS

Royal Trust Corp of Canada - 3,575,100 ORDS

Citibank Nominees Limited - 204,605 ORDS

Clydesdale Bank plc - 4,066,435 ORDS

HSBC Bank plc - 59,500 ORDS

Deutsche Bank - 196,700 ORDS

Cede, New York - 13,415,936 ADRS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

Not DISCLOSED

8) Percentage of issued class

9) Class of security

Ordinary Shares and ADRS

10) Date of transaction

Not Disclosed

11) Date company informed

25 MARCH 2002

12) Total holding following this notification

38,572,226 Ordinary Shares

13) Total percentage holding of issued class following this notification

5.2993%

14) Any additional information

15) Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16) Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, Company Secretariat Manager

Date of notification 25 MARCH 2002

END

RNS Full Text Announcement

Company Imperial Chemical Industries PLC
TIDM ICI
Headline Director Shareholding
Released 15:33 28 Mar 2002
RNS Number 8005T

IMPERIAL CHEMICAL INDUSTRIES PLC
NOTIFICATION OF INTERESTS OF DIRECTORS

I. In accordance with section 325(3) of the Companies Act 1985 (the "Act"), Imperial Chemical Industries PLC ("ICI" or the "Company") has today entered into its register of directors' interests that, following the rights issue announced by the Company on 4 February 2002 (the "Rights Issue") and in accordance with the terms and conditions of the Rights Issue, the awards previously made to the Directors under the ICI Performance Growth Plan ("PGP") have today been adjusted in accordance with the rules of the PGP. As a result, each of the Directors named below, prior to the new awards under the PGP referred to in section II below, have adjusted awards of the number of ordinary shares of £1.00 each ("Ordinary Shares") or American Depositary Receipts ("ADRs") of the Company as detailed in the tables below:

(i) Performance Growth Plan (Award denominated in Ordinary Shares)

	Performance Growth Plan				
	Number of shares for target/median performance pre-adjustment	*Number of shares awarded for maximum performance pre-adjustment*	*Date of grant*	*Adjusted number of shares awarded for target/median performance*	*Adjusted number of shares awarded for maximum performance*
Brendan O'Neill	36,682 46,680	91,706 116,698	25/05/2000 05/03/2001	44,165 56,202	110,414 140,504
Paul Drechsler	18,246 23,910	41,055 53,798	25/05/2000 05/03/2001	21,968 28,787	49,430 64,772
John McAdam	19,586 25,808	44,070 58,068	25/05/2000 05/03/2001	23,581 31,072	53,060 69,913
Timothy Scott	18,976	47,438	05/03/2001	22,847	57,115

(ii) Performance Growth Plan (Award denominated in ADRs, each ADR representing 4 Ordinary Shares)

	Performance Growth Plan (Denominated in ADRs)

	Number of shares for target/median performance pre-adjustment	Number of shares awarded for maximum performance pre-adjustment	Date of grant	Adjusted number of shares awarded for target/median performance	Adjusted number of shares awarded for maximum performance
William Powell	14,508	32,242	25/05/2000	17,467	38,819
	19,924	44,275	05/03/2001	23,988	53,307

The adjustments to the awards detailed in tables (i) – (ii) above were made for nil consideration in line with the terms and conditions of the Rights Issue.

II. In accordance with section 325(3) of the Act, ICI has entered into its register of directors' interests that each of the Directors named below was, today, granted awards over the number of Ordinary Shares or ADRs set out in the tables below:

(i) Performance Growth Plan (Award denominated in Ordinary Shares)

	Performance Growth plan	
	Number of shares awarded for target/median performance	Number of shares awarded for maximum performance
Brendan O'Neill	75,786	189,463
Paul Drechsler	38,818	87,339
John McAdam	41,898	94,271
Timothy Scott	40,050	100,123

(ii) Performance Growth Plan (Award denominated in ADRs, each ADR representing 4 Ordinary Shares)

	Performance Growth Plan (Denominated in ADRs)	
	Number of ADRs awarded for target/median performance	Number of ADRs awarded for maximum performance
William Powell	32,658	72,575

These awards, which were granted for nil consideration, take the form of a right to acquire Ordinary Shares or ADRs conditional on the satisfaction of certain targets over a three-year performance period.

END

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SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 9 APRIL 2002